06007190

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 16608

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Roosevelt Equity Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5250 South Sixth Street Road
(No. and Street)

Springfield (City) Illinois (State) 62703 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Theodore C. Miller (217) 241-6300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace LLC
(Name – *if individual, state last, first, middle name*)

1050 N Lindbergh Blvd. (Address) St. Louis, (City) Missouri (State) 63132 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 20 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Roosevelt Equity Corporation
5250 South Sixth Street • P.O. Box 5147
Springfield, Illinois 62705-5147
(217) 241-6414
www.unitedtrustgroup.com

SEC MAIL PROCESSING
RECEIVED
APR 3 2006
WASH, D.C. 160 SECTION

March 28, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Pursuant to SEC Rule 17a-5(d), we are providing a revised Schedule of Net Capital as of December 31, 2005. This schedule is in compliance with Rule 17a-5(d) by including a reconciliation of audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II. There were no material differences between the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part II. We have also included a new completed Form X-17A-5 Part III Facing Page.

Thank you for your consideration in this matter. If you have any questions, or need additional information in this matter, please do not hesitate to contact me at (217) 241-6300.

Sincerely,
ROOSEVELT EQUITY CORPORATION

Theodore C Miller
Treasurer

Enclosure

H:\Folders\1205\REC\20060328a SEC letter.doc

ROOSEVELT EQUITY CORPORATION

Schedule of Net Capital

December 31, 2005

Net Capital:			
Shareholder's Equity		$	146,928
Less:			
Non-allowable assets	15,954		
Haircut	6,317		22,271
		$	124,657
Aggregate Indebtedness - Payables and Accrued Expenses		$	15,537
Minimum Capital Requirements		$	5,000
Excess Net Capital		$	119,657
Percentage of Aggregate Indebtedness to Net Capital			12.46

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

There are no material differences between this computation of net capital pursuant to Rule 15c3-1 and the corresponding computation prepared by Roosevelt Equity Corporation and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2005.

Roosevelt Equity Corporation
5250 South Sixth Street ♦ P.O. Box 5147
Springfield, Illinois 62705-5147
(217) 241-6414
www.unitedtrustgroup.com

March 28, 2006

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

To Whom It May Concern:

Pursuant to SEC Rule 17a-5(f)(4), we are providing notification of replacement of accountant. Enclosed is the Designation of Accountant notice pursuant to Rule 17a-5(f)(2). Thank you for your consideration in this matter. If you have any questions, or need additional information in this matter, please do not hesitate to contact me at (217) 241-6300.

Sincerely,
ROOSEVELT EQUITY CORPORATION

Theodore C Miller
Treasurer

Enclosure

H:\Folders\1205\REC\20060328 SEC letter.doc

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name:	Roosevelt Equity Corporation
Address:	5250 South Sixth Street Springfield, Illinois 62703
Telephone:	(217) 241-6300
SEC Registration Number:	16608
NASD Registration Number:	6004

(ii) Accounting Firm

Name:	Brown Smith Wallace, LLC
Address:	1050 N. Lindbergh Boulevard St. Louis, Missouri 63132
Telephone:	(314) 983-1200

Accountant's State Registration Number: LC0001926

(iii) Audit date covered by the agreement: December 31, 2005

(Month) (Day) (Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit – (check one)

( ) is for the annual audit only for the fiscal year ending 2___ *

(X) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), NASD may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Michael K Borden

Title: President Date: